Exhibit 12.1

Vantage Drilling Company

Ratio of Earnings to Fixed Charges

(In thousands, except Ratio of Earnings to Fixed Charges)

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
Earnings (Loss)
Earnings (loss) before provision for income taxes and minority interest	$6,752	$(48,049)	$10,811	$15,647	$(21,179)
Fixed charges	21	4,033	32,343	19,407	58,109
Amortization of capitalized interest	—	66	528	288	971
Capitalized interest	—	(3,942)	(23,813)	(15,146)	(22,150)

Earnings (loss) as adjusted	$6,773	$(47,891)	$19,870	$20,196	$15,751

Fixed Charges
Interest expense	$—	$56	$8,178	$4,004	$35,609
Capitalized interest	—	3,942	23,813	15,146	22,150
Portion of rental expense representative of the interest factor	21	35	353	257	350

Total fixed charges	$21	$4,033	$32,343	$19,407	$58,109

Ratio of earnings to fixed charges (a)	322.5	—	—	1.0	—

(a) For the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2010, earnings were not sufficient to cover fixed charges by $51.9 million, $12.5 million and $42.4 million, respectively.